Fourth Quarter and Full Year 2008 Earnings Report

February 27, 2009

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the fourth quarter and full year 2008.

     Effective January 1, 2008, ICA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the elimination of inflation adjustments to financial statements, are summarized in the Notes section of this report.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. The exchange rate used for the 4Q08 results was Ps. 13.6850 per U.S. dollar.


Summary                                                                                    12 months
                                                                                   ---------------------------------
(Ps. million)                                       4Q07        4Q08  % Chg          2007        2008   % Chg
--------------------------------------------------------------------------------------------------------------------
Revenues ..............................            6,791       9,082      34       22,489          27,243        21
Operating Income ......................              412         690      68        1,550           1,988        28
Consolidated Net Income ...............           (1,416)        139                 (785)           786
Net Income of Majority Interest .......           (1,151)         98                 (874)           453
Adjusted EBITDA .......................              602         999      66        2,249           2,981        33
Operating Margin ......................             6.1%        7.6%                    6.9%            7.3%
Adjusted EBITDA Margin ................             8.9%       11.0%                   10.0%           10.9%
EPS (Ps.) .............................            (2.31)       0.20                   (2.03)           0.91
EPADS (US$) ...........................            (0.68)       0.06                   (0.59)           0.27
Backlog ...............................           29,114      42,597      46


     4Q08 Highlights
--------------------------------------------------------------------------------
o Revenues increased 34% to Ps. 9,082 million. Construction revenues (74% of the total) rose 34%. Infrastructure revenues rose 85%, and Housing revenues increased 23%. Non-construction businesses generated 26% of total revenues.

     o Operating income increased 68% to Ps. 690 million, with an operating margin of 7.6%. The increase resulted principally from higher levels of activity in Concessions.

     o Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 66% to Ps. 999 million, with an Adjusted EBITDA margin of 11.0%. Further adjusted for net interest expense included in cost of sales, the margin increased to 12.1%.

     o Construction backlog was Ps. 42,597 million as of December 31, 2008, equivalent to 18 months of work based on fourth quarter construction revenues. The ratio of new contracts to execution of backlog was 1.58.

     o New projects and contract increases added to backlog totaled Ps. 11,033 million. The principal new projects were the Eastern Outlet Tunnel, the Avila-Camacho highway, the Akal R and Akal I platforms, and the Specialties Hospital in La Paz.

     o Total debt as of December 31, 2008 was Ps. 18,095 million, an increase of Ps. 10,390 million as compared to December 31, 2007. The increase reflects new borrowings to finance projects under construction. Net debt was Ps. 12,252 million.

     o ICA recorded consolidated net income of Ps. 139 million in 4Q08, as compared to a loss of Ps. 1,416 million in 4Q07. Majority net income was Ps. 98 million, as compared to a loss of Ps. 1,151 million in the prior-year period.


Overview of the Quarter
------------------------- ------------------------------------------------------

     Execution of contracts awarded to ICA in 2007-08 has proceeded in a timely manner and these new projects have contributed significantly to revenues. ICA continued to have success in new contract awards during the fourth quarter of 2008, which is expected to contribute to expected revenue growth in 2009.

     During the fourth quarter of 2008, revenues increased 34%; costs and general and administrative expenses increased a combined 32%. Operating income rose 68%. Majority net income was 1.1% of revenues, as compared to a loss in 4Q07, when there were non-cash tax provisions as the result of the implementation of the fiscal reform. Majority net income in 4Q08 was affected by financial expenses and losses from non-consolidated affiliates, particularly the tollroad operator, Red de Carreteras de Occidente (RCO), and income tax provisions.

     ICA's policy is to finance those projects that require financing in the same currency as the source of payment; 35% of revenues and 41% of costs are denominated in foreign currency.

     ICA uses financial derivatives at the project level to mitigate the risks of fluctuations in interest and exchange rates. The 4Q08 effect of these derivatives was a cost of Ps. 98 million in the income statement and a reduction of shareholders equity by Ps. 514 million. The section on derivatives below provides greater detail on ICAs positions in derivatives contracted in the ordinary course of business.

     The Mexican government has announced an emergency economic stimulus program to offset the effects of the economic recession. This program increases considerably investment spending on infrastructure projects. The government has also announced measures, most recently in January 2009, to avoid delays in the execution of budgetary authorizations and to support the financing of large-scale projects. In addition, the energy reform approved by Congress last year is expected to increase the volume of projects in industrial construction called for bid. Some projects, particularly those in the private sector or that have large financial requirements, are being delayed or cancelled as a result of the recession. Overall, ICA expects the volume of contracting to increase in 2009 because of these government programs. In addition, the expanding portfolio of concessioned projects is experiencing significant revenue growth.

     The macroeconomic environment has reduced the growth prospects of Airports and Housing. Both divisions have implemented measures to sustain revenues in this environment. Housing is changing the mix of units toward entry level and economical housing where government mortgage financing is available, and Airports is seeking to further develop its sources of non-aeronautical revenues.

     ICA currently expects to generate consolidated revenue growth of 20 to 30% in 2009, with an estimated Adjusted EBITDA margin of 10 to12%.


                                                                                           12 months
                                                                                 ----------------------------------
(Ps. million)                                       4Q07        4Q08  % Chg          2007            2008     % Chg
-------------------------------------------------------------------------------------------------------------------
Revenues ..............................            6,791       9,082      34       22,489          27,243        21
Costs .................................            5,847       7,533               18,935          22,958
General and administrative expenses ...              532         858                2,004           2,297
                                                     ---         ---                -----           -----
Operating Income ......................              412         690      68        1,550           1,988        28
Other Income (Loss) Net ...............              (47)        (20)                  23              70
Financing Cost (Income), net ..........              (15)        (44)                (420)           (471)
Share in Net Income of Affiliates .....              (19)       (199)                  11            (433)
Taxes .................................            1,748         288                1,949             370
                                                   -----         ---                -----             ---
Consolidated Net Income ...............           (1,416)        139    n.m.         (785)            786      n.m.
Net Income of Minority Interest .......             (265)         41                   90             333
Net Income of Majority Interest .......           (1,151)          9    n.m.         (874)            453      n.m.
-------------------------------------------------------------------------------------------------------------------
EPS (Ps.) .............................    Ps.      (2.3   Ps.   0.20         Ps.   (2.03)     Ps.   0.91
EPADS (US$) ...........................    US$     (0.68)  US$   0.06         US$   (0.59)     US$   0.27
-------------------------------------------------------------------------------------------------------------------
Weighted average shares (millions) ....              497.50      494.71               430.65       497.26





Fourth quarter 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 9,082 million, an increase of 34% over 4Q07. The increase in revenues was principally due to increases in Construction, Infrastructure, and Housing revenues. Revenues generated in Mexico represented 88% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 35% of the total.

     Cost of sales and general and administrative expenses increased a combined 32%, reflecting the higher level of activity. Expenses included Ps. 68 million in bid preparation for large-scale projects. Cost of sales and general and administrative expenses fell to 92% of revenues in 4Q08 from 94% in the year ago period.

     Operating income was Ps. 690 million, an increase of 68%. The Infrastructure segment contributed 68% of operating income, Construction 20%, and Housing 12%. The consolidated operating margin was 7.6%, as compared to 6.1% in 4Q07.

     Other income (expense), net was an expense of Ps. 20 million. Charges of Ps. 96 million for employees' statutory profit sharing (PTU) expense were partially offset by other income net of Ps. 76 million.

     Comprehensive financing cost in 4Q08 was Ps. 44 million as compared to Ps. 15 million in 4Q07. The increase is the net effect of principally of higher interest expense on a higher level of debt resulting from the increased volume of work and project financings, which was offset in part by an increased exchange gain.

     Share of net income of unconsolidated affiliates was a loss of Ps. 199 million, compared to a loss of Ps. 19 million in the prior-year period. Of the 4Q08 loss, Ps. 186 million resulted from ICA's participation in Red de Carreteras de Occidente (RCO), the operator of the FARAC I tollroad package, and is a result of debt service costs on the project's debt.

     Income before taxes totaled Ps. 427 million in the fourth quarter, an increase of 29% as compared to Ps. 331 million in 4Q07.

     Taxes were Ps. 288 million, as compared to Ps. 1,748 million in 4Q07, which resulted principally from recording deferred IETU taxes in the Airports segment. Cash taxes paid in 4Q08 were 38% of pretax income.

     Consolidated net income was Ps. 139 million, as compared to a loss of Ps. 1,416 million in 4Q07.

     Net income of minority interest was Ps. 41 million, as compared to a loss of Ps. 265 million in 4Q07.

     Net income of majority interest was Ps. 98 million, as compared to a net loss of Ps. 1,151 million in 4Q07

     o Earnings per share were Ps. 0.20.

     o Earnings per ADS were US$0.06.


Full year 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 27,243 million, an increase of 21% as compared to Ps. 22,489 million in 2007. All segments except Rodio reported increases in revenues.

     Operating income was Ps. 1,988 million, an increase of 28% as compared to Ps. 1,550 million in the prior-year period.

     Consolidated net income was Ps. 786 million, compared to a net loss of Ps. 785 million in 2007.

     Net income of majority interest was Ps. 453 million, compared to a loss of Ps. 874 million in 2007.

     o Earnings per share were Ps. 0.91.

     o Earnings per ADS were US$0.27.

     Statement of Cash Flows. During the full year 2008, net cash used in operations was Ps. 2,290 million. Cash used in operations included increases in receivables for projects where payments depend of meeting certain milestones, receivables for La Yesca, and advance purchases of raw materials, which were offset in part by an increase in client advances. Cash used in investing activities was Ps. 3,935 million. The foregoing were financed with net cash from financing activities of Ps. 5,364 million and a reduction in cash balances. Included in financing activities was the repurchase of 4.9 million shares during 4Q08. The statement of cash flows is not comparable to the statement of changes in financial condition presented during 2007.

                                                                                         12 months
                                                                                ----------------------------------
   (Ps. million)                                     4Q07     4Q08     % Var          2007       2008  % Var
------------------------------------------------------------------------------------------------------------------
Net income of Majority interest ..........         (1,151)      98      n.m.         (874)       453      n.m.
Adjusted for:
Net Income of Minority Interest ..........           (265)      41                     90        333
Taxes ....................................          1,748      288                  1,949        370
Share in Net Income of Affiliates ........            (19)    (199)                    11       (433)
Integral financing cost ..................            (15)     (44)                  (420)      (471)
Other Income (Loss) Net ..................            (47)     (20)                    23         70
Depreciation and amortization ............            191      310                    698        993
                                                      ---      ---                    ---        ---
Adjusted EBITDA ..........................            602      999       66         2,249      2,981      33
                                                      ---      ---       --         -----      -----      --
Adjusted EBITDA Margin ...................              8.9%    11.0%                  10.0%      10.9%

+  Net Interest income included in cost
  of sales of financed projects ..........             81       99                   81        344
-----------------------------------------------------------------------------------------------------------------
Adjusted EBITDA + Net interest expense
   in cost of sales * ....................            683    1,098                2,329      3,325
Adjusted EBITDA plus net interest
   expense in cost of sales margin .......             10.1%    12.1%                  10.4%      12.2%
-----------------------------------------------------------------------------------------------------------------



     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA.

     Adjusted EBITDA in 4Q08 increased 66% to Ps. 999 million, with an Adjusted EBITDA margin of 11.0%. Increased Adjusted EBITDA in Concessions offset reductions in Airports, Rodio, and Industrial Construction.

     Adjusted EBITDA for the full year 2008 was Ps. 2,981 million, an increase of 33% as compared to 2007. The Adjusted EBITDA margin was 10.9% for the year, as compared to 10.0% in 2007.

     Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) loss, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of net income of majority interest to Adjusted EBITDA in the table above.

     Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, was Ps. 3,325 million in 2008, with a margin of 12.2%. Interest expense included in cost of sales principally results from projects in Housing, the Chicontepec II and La Yesca hydroelectric construction projects, and the Irapuato-La Piedad and Queretaro-Irapuato highway Public Private Partnership
(PPP) projects.


Business Unit Performance

                                                                                            12 months
                                                                                   ---------------------------------
(Ps. million)                                       4Q07      4Q08     % Var            2007         2008     %Var
--------------------------------------------------------------------------------------------------------------------
Construction .........     Revenues ............   5,210     6,969        34          17,674       21,386       21
                           Operating Income ....     123       192        56             524          586       12
                           Adjusted EBITDA .....     184       356        93             761          994       30
                           Operating Margin ....    2.4%      2.8%                      3.0%         2.7%
                           Adj. EBITDA Margin ..    3.5%      5.1%                      4.3%         4.6%

Housing ..............     Revenues ............     817     1,003        23           2,169        2,548       17
                           Operating Income ....      86        82        (5)            224          218       (3)
                           Adjusted EBITDA .....      93        86        (7)            243          226       (7)
                           Operating Margin ....   10.5%      8.1%                     10.3%         8.6%
                           Adj. EBITDA Margin ..   11.3%      8.6%                     11.2%         8.9%

Infrastructure .......     Revenues ............     782     1,446        85           2,735        3,840       40
                           Operating Income ....     194       425       119             839        1,277       52
                           Adjusted EBITDA .....     313       562        79           1,269        1,839       45
                           Operating Margin ....   24.9%     29.4%                     30.7%        33.2%
                           Adj. EBITDA Margin ..   40.1%     38.9%                     46.4%        47.9%

Other ................     Revenues ............     (18)     (337)                      (89)        (531)
                           Operating Income ....       9       (10)                      (38)         (93)

Consolidated .........     Revenues ............   6,791     9,082        34          22,489       27,243       21
                           Operating Income ....     412       690        68           1,550        1,988       28
                           Adjusted EBITDA .....     602       999        66           2,249        2,981       33
                           Operating Margin ....    6.1%      7.6%                      6.9%         7.3%
                           Adj. EBITDA Margin ..    8.9%     11.0%                     10.0%        10.9%


 * Includes corporate and consolidation effects.



Construction

                                                                                             12 months
                                                                                    --------------------------------
                                                    4Q07      4Q08     % Var            2007         2008     %Var
--------------------------------------------------------------------------------------------------------------------
Construction Total .....   Revenues ............   5,210     6,969        34          17,674       21,386       21
                           Operating Income ....     123       192        56             524          586       12
                           Adjusted EBITDA .....     184       356        93             761          994       30
                           Operating Margin ....    2.4%      2.8%                      3.0%         2.7%
                           Adj. EBITDA Margin ..    3.5%      5.1%                      4.3%         4.6%

Civil Construction .....   Revenues ............   2,344     3,914        67           7,744       11,402       47
                           Operating Income ....     (49)       29      n.m.             156          348      122
                           Adjusted EBITDA .....     (18)      147      n.m.             264          603      129
                           Operating Margin ....   (2.1%)       1%                      2.0%         3.1%
                           Adj. EBITDA Margin ..   (0.8%)     3.8%                      3.4%         5.3%

Industrial Construction    Revenues ............   2,339     2,551         9           8,036        8,304        3
                           Operating Income ....     159       164         3             307          226      (27)
                           Adjusted EBITDA .....     178       179         1             372          294      (21)
                           Operating Margin ....    6.8%      6.4%                      3.8%         2.7%
                           Adj. EBITDA Margin ..    7.6%      7.0%                      4.6%         3.5%

Rodio ..................   Revenues ............     526       504        (4)          1,894        1,680      (11)
                           Operating Income ....      13        (1)     (106)             61           13      (79)
                           Adjusted EBITDA .....      24        29        21             126           96      (24)
                           Operating Margin ....    2.5%     (0.2%)                     3.2%           1%
                           Adj. EBITDA Margin ..    4.6%      5.8%                      6.7%         5.7%


     Construction segment revenues increased 34% in 4Q08 compared to the prior-year period. Civil Construction revenues increased 67%, Industrial Construction revenues rose 9%, and Rodio revenues decreased 4%. Operating income increased 56% to Ps. 192 million, as compared to Ps. 123 million in 4Q07. The operating margin was 2.8%. The segment generated Adjusted EBITDA of Ps. 356 million in 4Q08, with an Adjusted EBITDA margin of 5.1%.


Civil Construction
------------------

The projects that contributed most to revenues were:
----------------------------------------- ------------------------ -------------
                                                   Share of total
                                           construction revenues,      Scheduled
                                                                %     Completion
----------------------------------------- ------------------------ -------------
La Yesca hydroelectric project ..........                    13.3           2Q12
Chivas stadium ..........................                     3.4           2Q09
Rio de los Remedios-Ecatepec expressway .                     2.9           4Q10
Metro Line 12 ...........................                     2.7           4Q11

     Revenues increased 67% in the fourth quarter to Ps. 3,914 million, as compared to Ps. 2,344 million in 4Q07. The level of operating margin in 4Q08 was affected as a result of start-up expenses from recently awarded projects, bid preparation expenses of Ps. 41 million, and project consulting fees of Ps. 20 million, principally for the Metro Line 12 project.

     Adjusted EBITDA in this segment was Ps. 147 million, with a margin of 3.8%, as compared to Ps. (18) million during 4Q07.


Industrial Construction
-----------------------

The projects that contributed most to revenues in 4Q08 were:
----------------------------------------- ------------------------ -------------
                                                   Share of total
                                           construction revenues,      Scheduled
                                                                %     Completion
----------------------------------------- ------------------------ -------------
Chicontepec II oil field services                             8.6           4Q11
AHMSA steel mill                                              8.2           1Q09
.......................................... ........................ .............
Minatitlan II refinery reconfiguration                        5.7           3Q09
.......................................... ........................ .............

     Revenues increased 9% as a result of the start-up of recently awarded projects. The segment's operating margin was 6.4%, below the level of 4Q07. The lower operating margin is the result of bid preparation expenses of Ps. 28 million, an increase of 48% as compared to the 2007 period. Adjusted EBITDA was Ps. 179 million, as compared to Ps. 178 million in 4Q07. The Adjusted EBITDA margin was 7.0%.

     Rodio
---------------------

     Rodio accounted for 7.2% of total construction revenues. The most important projects were:

o        Porta Firal foundation work in Barcelona.
o        Hipercor shopping center in Cordoba.
o        Agencia Bouregreg-Rabat foundation work in Morocco.

     ICAs share of Rodio revenues was Ps. 504 million, a decrease of 4% as compared to Ps. 526 million in 4Q07. The reduction in revenues reflects the adverse business conditions in the Spanish real estate and infrastructure sectors. Rodio generated an operating loss of Ps. 1 million, as compared to operating income of Ps. 13 million in 4Q07. Rodio generated Adjusted EBITDA of Ps. 29 million, with an Adjusted EBITDA margin of 5.8%.


Housing Development
----------------------

                                                                                            12 months
                                                                                     --------------------------------
(Ps. million)                                       4Q07      4Q08     % Var            2007         2008    % Var
---------------------------------------------------------------------------------------------------------------------
Housing                    Revenues ............     817     1,003        23           2,169        2,548       17
                           Operating Income ....      86        82        (5)            224          218       (3)
                           Adjusted EBITDA .....      93        86        (7)            243          226       (7)
                           Operating Margin ....   10.5%      8.1%                     10.3%         8.6%
                           Adj. EBITDA Margin ..   11.3%      8.6%                     11.2%         8.9%

                           Units sold ..........   3,039     3,072         1           7,786        8,096        4
                           Entry level .........     67%       68%                       54%          69%
                           Traditional .........     24%       14%                       34%          16%
                           Medium ..............      5%        8%                        3%           9%
                           Economical ..........      4%       10%                        9%           7%



     ViveICA sold 3,072 units during 4Q08. As of December 31, 2008, ViveICA was developing 18 projects located in nine states. ICA's policy is to recognize revenue once the purchaser obtains financing or title to the unit after construction is completed.

     Housing revenues increased 23% to Ps. 1,003 million, as compared to Ps. 817 million in the same period of 2007. Middle income residential sales have decelerated across the country. The operating margin decreased to 8.1% from 10.5% as a result of the mix of types of homes sold, with an increase in economical and entry level homes that currently have the best market perspectives but lower margins.

     Housing Adjusted EBITDA in 4Q08 was Ps. 86 million, a decrease of 7.0% as compared to 4Q07, equivalent to an Adjusted EBITDA margin of 8.6%. Adjusted for interest expense included in cost of sales, Adjusted EBITDA increased to Ps. 182 million, or a margin of 18.2%.

     The land reserve as of December 31, 2008 was 1,642 hectares, equivalent to 77,025 housing units in 32 projects in Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Mexico City, Mexico State, Morelos, Nuevo Leon, Queretaro, Quintana Roo, and Veracruz.

     The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at http://www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.


Infrastructure
----------------

                                                                                            12 months
                                                                                    ----------------------------------
(Ps. million)                                       4Q07      4Q08     % Var            2007         2008     %Var
----------------------------------------------------------------------------------------------------------------------
Infrastructure ........    Revenues ............     782     1,446        85           2,735        3,840       40
                           Operating Income ....     194       425       119             839        1,277       52
                           Adjusted EBITDA .....     313       562        79           1,269        1,839       45
                           Operating Margin ....   24.9%     29.4%                     30.7%        33.2%
                           Adj. EBITDA Margin ..   40.1%     38.9%                     46.4%        47.9%

Airports ..............    Revenues ............     485       487         -           1,897        1,988        5
                           Operating Income ....     150       138        (8)            759          721       (5)
                           Adjusted EBITDA .....     239       235        (2)          1,053        1,105        5
                           Operating Margin ....   31.0%     28.3%                     40.0%        36.3%
                           Adj. EBITDA Margin ..   49.3%     48.3%                     55.5%        55.5%

Other Concessions .....    Revenues ............     296       959       224             837        1,852      121
                           Operating Income ....      44       288       554              80          555      593
                           Adjusted EBITDA .....      74       327       343             216          734      240
                           Operating Margin ....   14.9%     30.0%                      9.6%        30.0%
                           Adj. EBITDA Margin ..   25.0%     34.1%                     25.8%        39.7%



     Infrastructure revenues increased 85% to Ps. 1,446 million from Ps. 782 million in 4Q07, principally as a result of a significant increase in the volume of operations in Concessions. Operating income was Ps. 425 million in 4Q08, a 119% increase as compared to the same period of 2007. The operating margin increased to 29.4%, as compared to 24.9% in 4Q07. Adjusted EBITDA was Ps. 562 million, equivalent to an Adjusted EBITDA margin of 38.9%.


Airports
-------------------------

                                                                                             12 months
                                                                                     -------------------------------
('000,000 passengers)                               4Q07      4Q08     % Var            2007         2008     %Var
--------------------------------------------------------------------------------------------------------------------
Total passenger traffic .................           3.60      3.14     (12.8)          14.21        14.06     (1.1)
Domestic ................................           3.02      2.66     (11.9)          11.74        11.73     (0.1)
International ...........................           0.59      0.48     (17.6)           2.47         2.33     (5.8)
Cargo Units* ............................           0.22      0.20      (8.9)           0.82         0.79     (3.4)
Total workload units ....................           3.80      3.35     (12.6)          15.03        14.85     (1.2)



     During 2008, the aeronautical industry confronted an adverse global environment marked by the high price of oil, inflationary pressures on the cost of goods and services, and the global financial crisis with its drying up of credit and volatility in the financial and exchange markets. This situation has had an impact on all the participants in the industry, including airport operators, with cancellations of routes and/or reduction in flight frequencies, and the end of operations of some carriers. In OMA's fourth quarter and full year 2008 results, these factors principally affected the number of flight operations and the volume of passengers.

     During 4Q08, 3.1 million terminal passengers were served in the 13 airports, a 12.8% decrease as compared to the 3.6 million in the same period of 2007. Domestic passenger traffic decreased 11.9%, and international passenger traffic decreased 17.6% as compared to 4Q07. Passengers on domestic flights accounted for 85% of the passenger total, and international passengers were 15%. Monterrey airport accounted for 47% of total passengers.

     Airport segment revenues, which include the operations of Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 487 million in 4Q08, Ps. 2 million above the 4Q07 level. Aeronautical revenues were Ps. 396 million, 0.6% below 4Q07, and accounted for 81.5% of total revenues. Non-aeronautical revenues increased 4.4% to Ps. 90 million.

     The operating margin was 28.3%. Adjusted EBITDA was Ps. 235 million, with an Adjusted EBITDA margin of 48.3%. Margins were affected by an increase in provisions for doubtful accounts receivable of Ps. 27.6 million principally as a result of the filing for bankruptcy of the airline Alma in November.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.


Other Concessions
---------------------------

                                                            Remaining                       ICAs Equity
                                                            Concession                      Investment +
                                                              term       Ownership          Project Debt (a)
Project (as of December 2008)                Length (km)    (years)         share           (Ps. million)
-----------------------------------------------------------------------------------------------------------
Consolidated concessions
----------------------------------
  Corredor Sur expressway, Panama                    19.5       18            100%             2,677

  Mayab tollroad (b)                                241.5       12            100%             2,153

  Acapulco Tunnel                                     2.9       25            100%             1,200

  Queretaro  Irapuato highway PPP                    92.98      18            100%             1,073

  Irapuato- La Piedad highway PPP                    74.32      17            100%              737

  Rio Verde- Cd. Valles highway                     113.2       19            100%              350

  Rio de los Remedios  Ecatepec highway              24.2        -             50%              437

  Ciudad Acuna water treatment plant                 --         12            100%              296

  Nuevo Necaxa- Tihuatlan highway  (c)               85         29             50%              257

  Aqueduct II, Queretaro (c)                        108         19             42%              382


Unconsolidated affiliates
-------------------------------------------
  RCO, Red de Concesionarias de Occidente           558         29             20%             9,245

  San Martin- Tlaxcala - El Molinito                 25.5        6             20%               65
highway

-----------------------------------------------------------------------------------------------------------


a. Project debt in proportion to ICA's ownership share b. ICA acquired the concession in March 2008; there is the potential to extend  the  concession period; debt is net debt.
c. Proportional consolidation

     Revenues from Other Concessions increased 224% to Ps. 959 million in 4Q08 from Ps. 296 million in 4Q07. The growth reflects revenues for the availability of the Irapuato La Piedad highway PPP for the full fourth quarter of 2008; revenue increases from the Corredor Sur and the Mayab Tollroad; and increases in operating and maintenance revenues from the newly awarded concessions.

     Operating income was Ps. 288 million, compared to Ps. 44 million in the prior-year period, reflecting the increased scale of operations and the start of operations of the Irapuato La Piedad PPP. Adjusted EBITDA reached Ps. 327 million, with an Adjusted EBITDA margin of 34.1%, compared to a 25% margin in the prior year period.


                                                                           12 months
                                                                   --------------------------------
(vehicles per day)                 4Q07      4Q08     % Var            2007         2008     %Var
---------------------------------------------------------------------------------------------------
Corredor Sur* ..........          85,815   104,693        22          78,330       93,085       19
Acapulco Tunnel ........          10,701    10,592        (1)          9,606       10,551       10
Del Mayab ..............           2,638     2,547        (3)          2,658        2,687        1



     a. Average daily operations b. Daily operations c. Information provided for comparative purposes only; ICA acquired 100% of the shares of the concessionaire in March 2008.

     Corredor Sur average traffic volume in 4Q08 was 104,693 transactions per day. Revenues were Ps. 152 million, a 50% increase as compared to Ps. 101 million in the same period of 2007. Total debt plus equity in the project was Ps. 2,677 million at the end of 4Q08.

     The Acapulco Tunnel had an average daily traffic volume of 10,592 vehicles, a decrease of 1%, as compared to 10,701 vehicles in the same quarter of 2007. Revenues were Ps. 37 million, an increase of 3.0% from 4Q07. Total debt plus equity in the project was Ps. 1,200 million at the end of 4Q08.

     The Irapuato-La Piedad highway PPP modernization work was completed on July 31, 2008, after which the highway started recovering the investment. The total debt plus equity invested through December 31, 2008 was Ps. 737 million. As of quarter end, Ps. 29 million of the Ps. 580 million project finance term loan had been amortized. Revenues in the fourth quarter of 2008 were Ps. 89 million.

     The Queretaro-Irapuato highway PPP modernization work advanced in 4Q08, As of December 31, 2008, Ps. 726 million of the Ps. 1,300 million term financing had been drawn, and total debt plus equity invested in the project was Ps. 1,073 million.

     The Mayab tollroad had average daily traffic during 4Q08 of 2,547 vehicles, with revenues of Ps. 94 million, as compared to 2,638 vehicles per day in 4Q07. As of December 31, 2008, total debt plus equity in the project was Ps. 2,153 million.

     The RCO tollroads had total operations of 10.9 million total operations and revenues of Ps. 773 million in 4Q08, as compared to 11.3 million operations and Ps. 783 million in revenues in 4Q07. As of December 31, 2008, ICA's proportional share of the debt in the project plus our equity investment was Ps. 9,245 million. ICA owns 20% of RCO and it is an unconsolidated affiliate.



Construction Backlog

                                                    (Ps. million) Months Work*
------------------------------------------------------------------------------------
Balance,  September, 2008 ......................            38,534          17
    New contracts and net contract additions ...            11,033           5
    Work executed ..............................             6,969           3
Balance, December 31, 2008 .....................            42,597           18
Awarded projects not yet included
Total Volume of work awarded ...................            42,597           18
------------------------------------------------------------------------------------

*Based on construction revenues at 2Q08 levels






     New construction contract awards and net contract additions were Ps. 11,033 million in 4Q08. The principal new projects were:

----------------------------------------- ------------------------ -------------- --------------
                                                   Contract value                     Scheduled
                                                    (Ps. million)        Startup     Completion
----------------------------------------- ------------------------ -------------- --------------
Eastern Outlet Tunnel (a) ..............                    3,838           4Q08           4Q11
Avila-Camacho highway ..................                      770           4Q08           2Q12
Akal R and Akal I platforms ............                      669           4Q08           3Q09
Specialties Hospital, La Paz, BCS ......                      313           4Q08           4Q09
------------------------------------------------------------------------------------------------


a. Proportional consolidation; amount represents ICA's share.


     Construction backlog was Ps. 42,597 million and was the equivalent of 18 months of work at 4Q08 levels. Of total backlog, 99% is expected to be executed in Mexico. Contracts denominated in pesos were 76% of the total, and contracts in foreign currency, principally U.S. dollars, were 24%.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 4Q08, book & burn was 1.58.




Balance Sheet
--------------------------------------------------------------------------------

                                                                    December 31,
                                                        ---------------------------
(Ps. million)                                               2007            2008      % Var
--------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                  6,872           5,843      (15)
Trade and Contract Receivables                             6,935           8,974       29
Other Receivables                                          1,073           1,600       49
Inventories                                                2,011           3,259       62
Other Current Assets                                         683            1519      122
Total Current Assets                                      17,574          21,196       21
Long Term Assets                                          18,612          30,902       66
Total Assets                                              36,186          52,098       44

Accounts Payable                                           2,600           3,378       30
Current Debt                                               1,715           4,170      143
Other Current Liabilities                                  4,510           7,269       61
Total Current Liabilities                                  8,824          14,818       68
Long Term Liabilities                                      8,498          19,305      127
Total Liabilities                                         17,322          34,123       97

Stockholders' Equity                                      18,863          17,975       (5)
Total Liabilities and Stockholders' Equity                36,185          52,098       44



     Foreign currency denominated assets as of December 31, 2008 were Ps. 5,782 million, and foreign currency denominated liabilities were Ps. 5,631 million.

     Cash and cash equivalents were Ps. 5,843 million at December 31, 2008, a decrease of 15% as compared to 4Q07. At December 31, 2008, 51% of cash and cash equivalents were in the following subsidiaries: 26% in ICA Fluor, 17% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, and Mayab financings, 6% in Airports, and 2% in the La Yesca hydroelectric project, and 1% in Rodio. Generally, this cash can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 49%, or Ps. 2,852 million, was held at the parent company level of ICA or in its other operating subsidiaries. As of December 31, 2008, client advances represented 51% of total cash.

     Short-term accounts receivable increased Ps. 2,039 million, or 29%, principally as a result of the increase in construction activity. Civil Construction and Industrial Construction accounts receivable increased Ps. 1,571 million and Ps. 409 million, respectively. Housing accounts receivable increased Ps. 445 million as compared to 4Q07. Accounts receivable in Infrastructure increased Ps. 227 million, of which Ps. 131 million was attributable to Airports.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since such contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,765 million, including Package II of the Minatitlan refinery reconfiguration project and the Chicontepec II oil field project, which represented 19% of total accounts receivable.

     Inventories were Ps. 3,259 million, of which Housing inventories were Ps. 2,329 million, which includes land reserves that are expected to be developed in the near term. Of the increase of Ps. 1,248 million as compared to 4Q07, Housing accounted for Ps. 1,009 million. Housing inventories, excluding land, were 60% for developments that are operational, 23% for developments in their start-up or construction phase, and 18% for completed units that are in the process of closing.

     Long-term assets were Ps. 30,902 million at December 31, 2008, an increase of Ps. 12,290 million, principally as an increase in long term accounts receivable, investments in concessions, long term real estate inventories, and property plant and equipment.

     Long term accounts receivable increased Ps. 3,378 million resulted principally as a result of the certifications for work completed on the La Yesca hydroelectric project for Ps. 2,566 million.

     Investment in concessions increased Ps. 4,376 million as a result of the consolidation of the Mayab Tollroad. In addition long term inventories increased Ps. 2,647 million as a result of Housing land reserves.

     This account also includes property, plant and equipment, which increased Ps. 1,923 million as compared to the prior-year period, largely as a result of the acquisition of land reserves by the Airports division, the development of the NH Hotel and commercial areas within Terminal 2 of the Mexico City International Airport, and the acquisition of specialized machinery for the Eastern Outlet Tunnel project.

     Total assets increased Ps. 15,912 million to Ps. 52,098 million as of December 31, 2008, as compared to Ps. 36,186 million one year earlier.

     Total liabilities increased Ps. 16,800 million to Ps. 34,122 million as of December 31, 2008, as compared to Ps. 17,322 million one year earlier. See also the debt section below.

     Shareholders equity decreased by Ps. 888 million, principally as a result of the balance sheet effects of the derivative instruments discussed in the section on derivatives and the effect of currency conversion on foreign subsidiaries.

Debt

                                                  December 31,
                                             ----------------------
(Ps. million)                                 2007            2008           % Var
-------------------------------------------------------------------------------------
Short Term ............................       1,715           4,170             143
Long Term .............................       5,990          13,925             132
Total Debt ............................       7,705          18,095             135
Total Cash and cash equivalents .......       6,872           5,843             (15)
                                              -----           -----             ---
Total Net Debt ........................         834          12,252           1,369
                                                ===          ======           =====


     Total debt increased Ps. 10,390 million to Ps. 18,095 million as of December 31, 2008, as compared to Ps. 7,705 million one year earlier. The increase in total debt is a result of the consolidation of debt of the Mayab tollroad and the contracting of new loans to finance projects under construction or that are in process of start-up. Airports incurred debt of Ps. 131 million during the quarter. The increase in debt also reflects the revaluation of dollar-denominated debt as a result of the depreciation of the peso. At December 31, 2008, foreign currency denominated debt, principally dollars, was 33% of the total, and peso denominated debt was 67%.

     Net debt increased Ps. 11,418 million to Ps. 12,252 million as of December 31, 2008 from Ps. 834 million one year earlier, as a result of the increase in debt and reduction in cash and cash equivalents.

     ICAs short term debt totaled Ps. 4,170 million as of December 31, 2008. Of this amount, Ps. 3,611 million, or 86%, corresponds to maturities of project finance debt in Housing, Construction, and Instrastructure. The remaining Ps. 560 million, or 14% of the total, results principally from the Construction and Housing segments, including Ps. 357 million in ViveICA commercial paper maturing in 3Q09.

     Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at December 31, 2008.



ICAs debt maturity profile is as follows:

--------------------------------------------------------------------------------------------
(Ps. million)                     2009         2010         2011         2012       2013-33
--------------------------------------------------------------------------------------------
Total ...................        4,170          485          360          846        12,234
  Bank debt .............        3,611          419          278          705         4,724
  Securities debt .......          560           65           82          141         7,510
--------------------------------------------------------------------------------------------


     The weighted average interest rate on ICA's debt during the fourth quarter was 9.54%, as compared to 11.0% in 4Q07. The reduction in the weighted average interest rate is mainly the result of project financings obtained with lower interest rates and the combined effects of the devaluation of the peso and interest rate hedges.


(Ps. million) 4Q07 4Q08
--------------------------------------------------------- ------------ ------------
Interest expense included in comprehensive
 financing cost ........................................          118        294
Interest expense included in cost of sales .............           89        104
--------------------------------------------------------- ------------  ---------
Total Interest Expense .................................          207        398
--------------------------------------------------------- ------------  ---------
Weighted average debt outstanding ......................         7,528    16,703
Weighted Average Interest Rate .........................            11.0%      9.54%



Derivative Financial Instruments
--------------------------------------------------------------------------------

     ICA enters financial derivative contracts in the subsidiaries where projects are located and solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a reference value. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on those projects in which labor costs and inputs that are incurred in currencies different from those provided by the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

     From an accounting perspective, there are two classifications for derivative instruments. The first includes those designated as hedging financial instruments, provided they meet the specific requirements established in Mexican Financial Information Norms (NIFs). Other derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, have been designated as trading derivatives for accounting purposes because they do not qualify for hedge accounting treatment.

     ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by fourth party experts, and supported by sufficient, reliable, and verifiable information.

     Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value on these derivatives is recognized in results of the period.


     The following table details the principal derivative positions of ICA, including both interest and exchange rate derivatives, and including both derivatives that are classified as hedging derivatives and those classified as trading derivatives.


     In the specific case of the La Yesca hydroelectric project, ICA's subsidiary COHYSA contracted derivatives to hedge foreign exchange risk. The construction contract and the associated financing are denominated in dollars, while a significant portion of the construction costs are incurred in pesos.

     The mark to market value of the FX swap contract was Ps. 1,498 million as of December 31, 2008 at an exchange rate of Ps.13.685 per dollar and Ps. 1,642 million as of February 25, 2009 at an exchange rate of Ps. 14.83 per US$. However, this instrument is an obligation solely of our subsidiary COHYSA and is secured by a letter of credit that was issued at the time of contracting the hedge in the amount of US$30 million; there are no margin calls or similar mechanisms that would require ICA to cover COHYSA's position.

     We have analyzed the effectiveness of this instrument, with the assistance of external evaluators. The amount of the derivative covers the peso-denominated costs of the project. Any reduction in the market value of the instrument is expected to be offset by exchange gains on the value of the construction contract. In addition, ICA Fluor has contracted a financial instrument to mitigate potential exchange risks in its contract costs. As of December 31, 2008, the market value of this instrument was Ps. 142 million. In the case of the Nuevo Necaxa-Tihuatlan highway, the fair value of the interest rate swap for Ps. 163 million has been capitalized as part of costs since this project is in the construction phase.

     The fluctuations in the market value of these instruments are recorded in the income statement as part of the Comprehensive Financing Cost in accordance with Bulletin C-10 (Financial Derivative Instruments and Hedging Operations), which are capitalized for financed works. These fluctuations are recorded in the balance sheet as an asset in accordance with Bulletin D-7 (Construction contracts and the fabrication of certain capital goods), and are applied to project costs in the same measure that revenue is recognized from the advance of the construction contract.

     At the request of the National Securities and Banking Commission (CNBV) ICA disclosed qualitative and quantitative information regarding all its positions in financial derivatives, whether recognized or not in its income statement and balance sheet, starting December 15, 2008. This information will continue to be published on a periodic basis, with a filing for the 4Q08 made as of today. This report will be available on the Emisnet system of the Mexican Stock Exchange at http://www.bmv.com.mx and a translation will be filed on Form 6-K with the U.S. Securities and Exchange Commission.

Balance Sheet Accounts of Unconsolidated Affiliates
-------------------------------------------------------

     The following table shows the principal balance sheet accounts of unconsolidated affiliates. The principal affiliates are Red de Carreteras de Occidente (RCO), Proactiva Medio Ambiente Mexico, and the San Martin-Tlaxcala-El Molinito highway. The full amounts are shown, not adjusted for ICAs ownership share in each affiliate.


------------------------------------- ------------------------
(Ps. million)                                     December 31,
                                                       2008
------------------------------------- ------------------------
Total Assets .........................                49,176
   Current Assets ....................                 3,417
   Fixed assets ......................                    85
   Concessions .......................                44,888
   Other long term assets ............                   787
Total liabilities ....................                34,903
   Total debt ........................                33,431
Shareholders Equity ..................                14,273
-------------------------------------------------------------



Liquidity and Financial Ratios
--------------------------------------------

     The current ratio (current assets/current liabilities) as of the end of 4Q08 was 1.47, down from 1.96 in 4Q07.


 (Ps. million)                                               4Q07         4Q08
----------------------------------------------------- --------------- ----------
Current Ratio                                                2.0           1.4
Interest Coverage Ratio                                      3.3           2.8
 (Adjusted EBITDA/interest expense*)
Leverage (Total Debt/Equity)                                 0.4           1.0
Foreign currency assets/foreign
 currency liabilities                                        1.6           1.0
----------------------------------------------------- --------------- ----------


     * Includes interest expense included in cost of sales


     The interest coverage ratio (Adjusted EBITDA/interest expense) was 2.8 times in comparison to 3.3 times as of the fourth quarter 2007.

     The leverage ratio (total debt/equity) was 1.0 as of December 31, 2008, as compared to 0.4 at December 31, 2007.

     The ratio of foreign currency assets to foreign currency liabilities was 1.0.


Investments

     Investments in productive assets, including investments in fixed assets and expenditures for works that are underway, totaled Ps. 2,736 million during 4Q08. The principal investments were Ps. 348 million in Construction, Ps. 1,919 million in Concessions, and Ps. 427 million in Airports.



Notes and disclaimers
--------------------------------------------------------------------------------
Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

     Principal 2008 Changes in Accounting: ICA implemented several accounting changes as a result of the following changes in Mexican
  NIFs, which became effective on January 1, 2008:

     |X| NIF B-10 Effects of inflation provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos.

     |X| INIF 9 Presentation of comparative financial statements with the coming into effect of NIF B-10, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

     |X| NIF D-3 Employee benefits includes, among other items, changes in the estimation of current and deferred employees' statutory profit sharing (PTU), using the method established in NIF D-4 Income taxes, and the recognition of career paths of employees when making actuarial calculations.

     |X| NIF B-2 Cash flow statements replaces Bulletin B-12 Statement of changes in financial condition. As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.6850 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.